THE LGL GROUP, INC.
2525 Shader Road
Orlando, Florida 32804

January 6, 2020

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Erin Purnell

Re:	The LGL Group, Inc. Registration Statement on Form S-3 File No. 333-235767

Ladies and Gentlemen:

The undersigned Registrant under the above-referenced Registration Statement hereby requests acceleration of the effective date of the Registration Statement to January 8, 2020 at 4:00 p.m., Eastern Time, or as soon thereafter as practicable.

We request that we be notified of such effectiveness by a telephone call to Elizabeth Gonzalez-Sussman, Esq. of Olshan Frome Wolosky LLP, counsel to the Registrant, at (212) 451-2206 and that such effectiveness also be confirmed in writing.

Sincerely,

THE LGL GROUP, INC.

By:	/s/ James Tivy
Name: James Tivy
Title: Chief Financial Officer